Mail Stop 6010


									June 2, 2005


J. Adam Abram
President and Chief Executive Officer
James River Group, Inc.
1414 Raleigh Road - Suite 415
Chapel Hill, North Carolina  27517


Re:  	James River Group, Inc.
Form S-1 Registration Statement
	File No. 333-124605


Dear Mr. Abram:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Comments Applicable to the Entire Document

1. We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

* Summary Financial Data
* Use Of Proceeds
* Capitalization
* Dilution
* The Option Grants Table
* Shares Eligible For Future Sale
* The Principal Stockholders Table
* Description of Capital Stock

 Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be
$2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a "red herring" prospectus.

2. Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

Prospectus Summary - page 1

3. In the first paragraph under "Who We Are," please explain what you mean when you say that you "capitalize" specialty property/casualty insurance companies.

4. In the second paragraph under "Who We Are," please explain what a combined ratio of less than 100% means.

5. In the first paragraph under "Our Products," please explain what
"excess and surplus lines" insurance is.

6. Please briefly describe the potential drawbacks of the approach you are following in developing your products.

7. Please expand the discussion of A.M. Best ratings in the first full paragraph on page 2 to disclose how many rating levels there are and where yours ranks in that list.

Selected Operating History, page 5

1. The use of the measure "Underwriting profit (loss)" is a non-GAAP measure, please provide the disclosures required by Item 10(e)(1)(i)(C) of Regulation S-K. We believe the disclosure could be improved by including a statement disclosing the reasons why management believes that the presentation of this measure provides useful information to investors regarding the company`s financial condition and results of its operations. Further, we note that you use this measure as a performance measure that appears to eliminate recurring charges and expenditures, which is inconsistent with the existing guidance regarding non-GAAP measures. Please refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures" on our website at
www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm issued on June
13,
2003, specifically question 8.

The Offering - page 6

8. Please refer to the four bullets under "Assumptions in this Prospectus." When you file your first amendment to the registration statement, please present the information in the document so that it reflects the automatic conversion of the outstanding securities and the stock split referenced in the second and third bullets. Investors need to see how the company will actually look at the time they make their investment.

Risk Factors - page 9

9. Throughout this section you repeatedly state in the subheadings and bodies of the risk factors that various things "could have a material adverse effect on our financial condition or our results of operations," "may adversely affect our performance," and "could have a material adverse effect on us." In many instances, you do not explain what the adverse effects might be. For example:

* Please revise "The failure of any of the loss limitations or exclusions we employ...could have a material adverse effect on our financial condition or results of operations" on page 9 to explain that nullifying or voiding an exclusion or legislations that modifies the use of a limitation could result in higher than expected payouts.

Please revise your risk factors to ensure that the specific adverse effects you refer to are clear.

Changes in our operating environment may adversely affect our performance. - page 9

10. The information included in this risk factor is too vague and generic to be meaningful to an investor. The information also applies to every insurance company. Please revise the risk factor to address your specific situation and your specific lines of business.

The failure of any of the loss limitations or exclusions we employ, or changes in other claim or coverage issues, could have a material adverse effect on our financial condition or our results of operations. - page 9

11. Please clarify the potential adverse consequence arising from the fact that your policies contain provisions restricting the period during which a policyholder may bring a breach of contract or other claim against your company which are shorter than the statutes of limitations contained in state laws.

We distribute our products through a select group of brokers and agents, three of which account for a significant part of our business, and there can be no assurance that such relationships will continue." Page 9

12. We note your statement that there can be no assurance that your relationships with the select group of brokers and agents will continue. Please revise to explain why you cannot provide such assurance. For example, if you do not have any agreements with these broker or agents or if your agreement with these parties are relatively short term agreements, please revise to explain.

13. Identify the brokers and agent that you have referenced.

Since we have a limited operating history, it is difficult to predict our future performance. - page 11

14. Please revise to describe the risks and difficulties frequently encountered by early stage companies.

Our directors, executive officers and principal stockholders will own a large percentage of our common stock after this offering, which will allow them to control substantially all matters requiring stockholder approval.

15. Please revise to specifically state that these shareholders may be able to control the election of directors.

Sources of Certain Statistical and Other Information - page 20

16. Please revise to delete the last paragraph. It is not appropriate to disclaim responsibility for information you have included in your registration statement.

Use of Proceeds - page 21

17. Please revise to clarify that the capital contributed to your subsidiaries will enable them to discontinue or operate without the reinsurance agreement.

Dilution - page 23

18. Please revise this discussion and the supporting table to begin with actual net tangible book value instead of "pro forma net tangible book value."

Selected Historical Consolidated Financial and Other Data - page
24

19. Please limit your presentation of "Pro forma diluted" EPS to only the most annual period reported.

Management`s Discussion and Analysis - page 26

Critical Accounting Policies

Reserve for Losses and Loss Adjustment Expenses, page 27

20. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business.

* Please disclose, by major line of business, the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet.

* Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves for all lines of business.

* Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

* Include a discussion of why management feels that the selection of the highest reserve is appropriate in all circumstances.

* For your longer tail business, such as workers` compensation and other highly uncertain exposures, please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Disclosure you should consider, but not be limited to, includes the following information:

* the number of claims pending at each balance sheet date;

* the number of claims reported for each period presented;

* the number of claims dismissed, settled, or otherwise resolved for each period;

* the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

* the total settlement amount for each period;

* the cost of administering the claims

* emerging trends that may result in future reserve adjustments;
and

* If management is unable to estimate the possible loss or range of loss, a statement to that effect.

Liquidity and Capital Resources

Contractual Obligations and Commitments - page 42

21. Please revise the line item "Reserve for losses and loss adjustment expenses" to reflect the balances on a gross basis instead of the net basis that it appears you presented.

Outlook - page 46

22. In the bullet captioned "Increased renewal opportunities" on page
47, please quantify your experience to date with renewals.

Our Business - page 48

23. We note your statements on pages 3 and 49 that you expect to expand your existing operations. Please revise to provide a detailed discussion of your planned enhanced product offerings, additional coverages, geographical expansion and increased penetration. Your discussion should describe the new products you intend to offer, identify the geographical markets you intend to enter and explain how you intend to provide additional coverage and increase your penetration in existing markets.

Excess and Surplus Insurance - page 51

24. Please expand the discussion on page 53 to provide a more detailed explanation of what the term "following form basis" means.
Also explain what the term "monoline property risks" refers to.

Reserves - page 59

25. We note that the company only provides the reserve analysis information on a net basis. Please revise this discussion of reserves to include this information on a gross basis. Refer to SFAS
113 and Industry Guide 6 paragraphs B(2)(c) and (d). Alternatively, the staff allows a net GAAP presentation in lieu of a gross GAAP presentation, if for all periods, the table a) reconciles the net end-of-period liability (the original reserve estimate in the 10-year table) with the related gross liability on the balance sheet and
b)
presents the gross re-estimated liability as of the end of the latest re-estimation period, with separate disclosure of the related re-estimated reinsurance recoverable.

26. Consider the need to include a discussion here of why the reinsurance recoverable related to the balances in 2003 is so significant.

Underwriting - page 104

27. Tell us whether any of the lead underwriters or any other broker dealers who may participate in the syndicate may offer and/or sell the shares electronically. If so, identify them in this section and disclose that they will be offering the shares electronically. Tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of Section 5 of the Securities
Act of 1933 particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases.

28. We note that you intend to do a "directed share offering". Please disclose in this section the number of shares you will offer and to whom you will make the offer. Provide us with any material you have sent or intend to send to these potential purchasers such as a
"friends and family letter". Tell us when you first sent them or intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule
134.  We may have further comments.

29. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. Also, tell us who the party is and the address of the website. Describe the material terms of the agreement and provide us with a copy of any written agreement. Provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

30. Confirm that you have described the nature and extent of any possible short sales by the underwriters. To the extent applicable, address the points enumerated in Section VIII.A.3. of the Division of
Corporation Finance`s "Current Issues Outline" regarding syndicate short sales. The June 16, 2000 version is available on the SEC`s website, www.sec.gov.

December 31, 2004 Financial Statements

Consolidated Balance Sheets, pages F-3 - F-4

31. Please disclose on the face of the balance sheet the aggregate liquidation preference of each series of preferred shares. Refer to paragraph 6 of SFAS 129.

Consolidated Statements of Operations, page F-5

32. Please provide the EPS information on the face of the income statement. Consider the need to provide pro forma EPS for the most recent annual period wherever EPS is presented. In addition explain to us why the diluted EPS included in note 3 and in other parts of the document for 2003 appears to be antidilutive.

Notes to Consolidated Financial Statements

1.  Accounting Policies

Recent Accounting Pronouncements, page F-11

33. Please discuss the extent and effect of adopting recent accounting pronouncements on your financial statements.

2.  Acquisition, page F-12

34. Please provide to us your analysis of whether the financial information of Fidelity is required as a predecessor to the company.

3.  Earnings (Loss) Per Share, page F-13

35. Please explain to us why the antidilutive shares excluded in
2003
appears to exceed the number of dilutive shares outstanding at 2004.

4. Investments, pages F-14 - F-17

36. Please revise your accounting policy note to include a discussion of the accounting treatment applied to your investments in mortgage and asset backed securities.

10. Senior Debt, page F-19

37. Please disclose in greater detail the nature of the tax event that will make the senior debt redeemable.

20. Segment Information, pages F-28 - F-30

38. Please explain to us why it is appropriate to include the measure
"Underwriting profit (loss)" in your segment disclosures. We note based on other disclosure here that management evaluates performance based on net income.

39. Please include a discussion of revenues by major products or groups of products similar to what is disclosed in other portions of the document. Refer to paragraph 37 of SFAS 131.

Part II

Item 15.  Recent Sales of Unregistered Securities

40. Please include a cross-reference to the Related Transactions section, or the ownership table, to identify the investors or classes of investors in each offering.

Exhibits

41. Please file your legal opinion as soon as possible. We may have additional comments after we have had an opportunity to review it.





*	*	*	*	*




	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

      You may contact Keira Ino at 202-551-3659 or James Atkinson at
202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director


Cc:	Kenneth L. Henderson, Esq.
	Bryan Cave LLP
	1290 Avenue of the Americas
	New York, NY 10104-3300

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J. Adam Abram
James River Group, Inc.
June 2, 2005
Page 11